May 20, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Active Network, Inc.

Registration Statement on Form S-1 (SEC File No. 333- 172254)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of The Active Network, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on May 24, 2011 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 8,244 copies of the Preliminary Prospectus dated May 10, 2011 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

CITIGROUP GLOBAL MARKETS INC.

As Representatives

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele Allong
Name: Michele Allong
Title: Authorized Signatory